UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File No. 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)

35 English Drive
Moncton, New Brunswick, Canada E1E 3X3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibit	Description

99.1	Notice of Change of Auditor dated December 14, 2020.
99.2	Letter of Deloitte LLP as Former Auditor dated December 16, 2020.
99.3	Letter of KPMG LLP as Successor Auditor dated December 16, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Derrick West
Derrick West
Chief Financial Officer

Date:  December 17, 2020